EXHIBIT 4-E
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(Carlyle-XV)



             AMENDED AND RESTATED PROMISSORY NOTE


$40,834,557.40                                October __, 1996



          FOR VALUE RECEIVED, the undersigned (the "Borrower"), hereby promises to pay to the order of WELLS FARGO BANK, N.A., a national banking association ("Bank"), at its office at 2120 E. Park Place, Suite 100, El Segundo, California 90245 (Attn: J. Morgan)(or such other place as Bank may direct from time to time), in lawful money of the United States and in immediately available funds, (i) the principal amount of FORTY MILLION EIGHT HUNDRED THIRTY-FOUR THOUSAND FIVE HUNDRED FIFTY-SEVEN AND 40/100 DOLLARS ($40,834,557.40) on September 1, 2003, (and such earlier times as provided herein) and (ii) interest from the date hereof (computed on the basis of a year of 360 days for the actual number of days elapsed), in like money and funds and at such office, on principal amounts outstanding hereunder until paid in full, at a rate per annum of:

          (a) seventeen percent (17%), to and including the date of maturity (whether at the stated due date, upon acceleration or otherwise), said interest to be payable at the times and in the amounts set forth in
Section 4 of the Loan Modification Agreement (defined below); and

          (b) after maturity (whether at scheduled maturity, upon acceleration or otherwise), the greater of (i) seventeen percent (17%) per annum, or (ii) Bank's "Prime Rate" from time to time PLUS five percent (5%), which post-maturity interest shall change effective on and as of the date of each change in Bank's Prime Rate and shall be payable upon demand. (Bank's "Prime Rate" is the rate of interest which Bank announces publicly from time to time at its San Francisco or Los Angeles executive office as its "prime rate" for unsecured commercial borrowings.)

          This Note is the "New Note" referred to in the Loan Modification Agreement by and between Borrower and Bank dated as of the date hereof (the "Loan Modification Agreement"), and amends and restates that certain Promissory Note dated December 30, 1985, made by Borrower to Bank (as successor in interest to Crocker National Bank) in the original principal amount of $12,250,000. This Note is secured by certain Collateral more specifically described in the Security Agreements and as provided in the Loan Modification Agreement.

          Whenever any Collateral proceeds or cash Collateral (including, without limitation, any Subject Disbursements or Management Disbursements) are received by Bank (or are collected by or paid to Bank) under any of the Loan Documents (as defined in the Loan Modification Agreement), such amount shall be immediately due and payable under this Note. Such amount shall be applied first to expenses and other amounts due other than principal and interest, then to interest and then to principal owing under this Note. However, notwithstanding the foregoing, so long as Maguire/Thomas Partners Development Ltd. ("Property Manager") is obligated to make monthly installment payments of the "Manager's Payment" to Borrower or Bank under the Manager's Letter Agreement (as defined in the Loan Modification Agreement), or Maguire Thomas Partners-South Tower, LLC is obligated to withhold any installment of the Manager's Payment, if requested by Borrower or Bank, Borrower's sixty-five percent (65%) share of the $25,000 shall be due and payable under this Note no later than thirty (30) days after the date Bank gives written notice to Property Manager or Maguire Partners-Bunker Hill, Ltd. ("Maguire")(with a copy to Borrower), or notice directly to Borrower, of the failure of Property Manager or Maguire to pay such installment payment within the five (5) business day cure period following the date such installment payment is due. Since such installment payment is due on the first day of each calendar month under the Manager's Letter Agreement, the corresponding payment under this Note shall be due and owing to the Bank on that same date, subject to such cure period.

          Upon any failure by Borrower to (i) make any payment of principal hereunder when and as the same shall become due and payable, or
(ii) make any payment of interest hereunder within (5) days after such interest becomes due and payable, or upon any other default under this Note, or upon the occurrence of an Event of Default as defined in the Loan Agreement (as defined in the Loan Modification Agreement) or the Security Agreements, the holder of this Note may, at its option and without notice, declare immediately due and payable the entire unpaid principal balance of this Note, together with all accrued but unpaid interest.

          Borrower, for itself and its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note. Borrower expressly agrees that this Note or any payment hereunder may be extended from time to time, and that Bank may accept security or release any security herefor, all without in any way affecting the liability of Borrower or any endorsers or guarantors hereof.

          No extension of time for the payment of this Note or any renewal or modification hereof made by agreement by Bank with any person or entity now or hereafter liable for the payment of this Note shall affect the liability of Borrower under this Note, even if Borrower is not a party to such agreement.

          Borrower agrees to pay all collection expenses, court costs and reasonable attorneys' fees which may be incurred in connection with the collection, defense, or enforcement of this Note or any part hereof, including by exercising any rights available to a creditor with respect to this Note or any Collateral in any case commenced by or against the Borrower under any provision of the United States Bankruptcy Code. If any suit or action is instituted to enforce this Note, Borrower promises to pay, in addition to the costs and disbursements otherwise allowed by law, reasonable attorneys' fees in such suit or action. In the event that suit is brought under this Note, any judgment obtained in or as a result of such suits shall be enforceable solely against the Collateral, and Borrower and its partners shall have no personal liability therefor.

          All amounts payable under this note are payable in lawful money of the United States. Checks will constitute payment only when collected.

          Notwithstanding anything to the contrary in this Note, Bank is entitled to all of the benefits provided to it in the Loan Agreement, the Loan Modification Agreement, the Security Agreements and all other Loan Documents, and reference is hereby made to the foregoing for full particulars of the matters described therein.

          Terms used in this Note and not otherwise defined herein shall have the meanings given to such terms in the Loan Modification Agreement.

          This Note shall be governed by and construed in accordance with the laws of the State of California.

                         CARLYLE REAL ESTATE LIMITED PARTNERSHIP-XV,
an Illinois limited partnership

                         By:  JMB Realty Corporation



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